UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

KYNDRYL HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
50155Q100
(CUSIP Number)
08/09/2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50155Q100	SCHEDULE 13G	Page 2 of 6

1	Names of Reporting Persons
Jupiter Asset Management Ltd
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
11,880,000
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
11,880,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
11,880,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.24%
12	Type of Reporting Person (See Instructions)
OO, FI

CUSIP No. 50155Q100	SCHEDULE 13G	Page 3 of 6

Item 1.

(a)       Name of Issuer: KYNDRYL HOLDINGS, INC. (the “Issuer”)

(b)       Address of Issuer’s Principal Executive Offices:

1 Vanderbilt Avenue, 15th Floor
New York, NY 10017
United States

Item 2.

(a)	Name of Person Filing: Jupiter Asset Management Ltd

(b)	Address of Principal Business Office or, if None, Residence:

Jupiter Asset Management Ltd
The Zig Zag Building,
70 Victoria Street
London SW1E 6SQ

(c)	Citizenship: England and Wales

(d)	Title and Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP No.: 50155Q100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under Section 15 of the Act;
(b)	[_] Bank as defined in Section 3(a)(6) of the Act;
(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 50155Q100	SCHEDULE 13G	Page 4 of 6

Item 4.	Ownership

Jupiter Asset Management Ltd

(a)	Amount Beneficially Owned: 11,880,000 shares of Common Stock
(b)	Percent of Class: 5.24% The percentages set forth in this Item 4 and in the rest of this Schedule 13G are based upon a total of 226,762,796 shares of Common Stock outstanding as of August 4, 2022 as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2022 filed with the Securities and Exchange Commission on August 9, 2022.
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 11,880,000 shares of Common Stock
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 11,880,000 shares of Common Stock
	(v)	Jupiter Asset Management Ltd provides investment advisory and management services and has acquired the securities of the Issuer solely for investment purposes on behalf of client accounts over which it has investment discretion. The securities of the Issuer are held in such accounts for the economic benefit of the beneficiaries of those accounts. This statement should not be construed as an admission that Jupiter Asset Management Ltd is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, a beneficial owner of any securities covered by this statement.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 50155Q100	SCHEDULE 13G	Page 5 of 6

Item 10.	Certifications.

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of her or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 50155Q100	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2022

JUPITER ASSET MANAGEMENT LTD

/s/ Veronica Lazenby
Name: Veronica Lazenby
Title: Chief Risk Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).